(212) 474-1788
December 16, 2008

Omrix Biopharmaceuticals, Inc.
Schedule TO-C filed November 24, 2008
Schedule TO-T filed November 25, 2008
Schedule TO-T/A filed December 1, 2008
Filed by Binder Merger Sub, Inc. and Johnson & Johnson
SEC File No. 5-82558

Dear Ms. Griffith:

On behalf of Johnson & Johnson (“J&J”) and Binder Merger Sub, Inc. (“Merger Sub”), this letter responds to your letter dated December 12, 2008 (the “Comment Letter”) providing comments to the Schedule TO-C filed with the Securities and Exchange Commission (the “Commission”) by J&J and Merger Sub on November 24, 2008 and the Schedule TO-T filed with the Commission by J&J and Merger Sub on November 25, 2008 (as amended, the “Schedule TO”).  For your convenience, each comment from the Comment Letter has been reproduced below, followed by J&J’s and Merger Sub’s response to such comment.  Capitalized terms defined in the Schedule TO and used in the following responses without definition have the meanings specified in the Schedule TO.

Schedule TO-C

1.
Refer to the press release filed November 24, 2008, in your Schedule TO-C.  Your press release refers to the safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, which do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please do not refer to the safe harbor provisions in future press releases or other communications relating to this tender offer.

J&J and Merger Sub acknowledge the staff’s comment and will refrain from making such references in future press releases and other communications relating to this tender offer.

Schedule TO-T
General

2.
At the commencement of the offer, Johnson & Johnson Development Corporation (“JJDC”), a subsidiary of Parent, had a $5 million cash investment in Omrix, and Ethicon, Inc., a wholly owned subsidiary of Parent, was party to a development agreement to develop certain of Omrix’s biosurgery products.  In view of these relationships, and of the fact that Johnson & Johnson and Omrix have discussed the possibility of Parent’s acquiring Seller in the past, please advise us what consideration you have given to the application of Rule 13e-3 to this transaction.

J&J and Merger Sub considered the application of Rule 13e-3 (including the matters set forth in the foregoing comment) and determined that this transaction is not a Rule 13e-3 transaction because neither J&J nor Merger Sub (nor any other subsidiary of J&J, including JJDC and Ethicon) is an “affiliate” of Omrix as defined under Rule 13e-3(a)(1); none of J&J or any of its subsidiaries controls, is controlled by, or is under common control with, Omrix.  J&J and Merger Sub do not believe that the matters referred to in the foregoing comment (each of which is addressed separately below) are, individually or collectively, sufficient to confer “control” within the meaning of Rule 13e-3(a)(1).

JJDC, in connection with its $5 million cash investment in Omrix in July 2004, acquired 435,257 Shares and warrants to acquire an additional 36,364 Shares, which together represent only approximately 2.58% of the total number of Shares as of November 20, 2008.1  The Shares and warrants to purchase Shares held by JJDC neither entitle JJDC to any representation on Omrix’s board of directors nor otherwise provide JJDC with any ability to influence the management decisions of Omrix, other than JJDC’s right to vote the Shares held by it in its capacity as the holder of such Shares.  J&J and Merger Sub do not believe that, as a general matter, the right to vote 2.58% of the Shares of Omrix is sufficient to confer “control” within the meaning of Rule 13e-3(a)(1).  This is particularly true in light of the fact that the Chief Executive Officer of Omrix (together with two entities that are controlled by him) beneficially owns approximately 16% of the total number of Shares, and that at least three institutional holders also beneficially own more than 5% of the total number of Shares (based on publicly available information), thus materially diluting any influence JJDC’s relatively small shareholdings would otherwise provide.

      1 As disclosed on page 1 of the Offer to Purchase, Omrix has advised J&J that, as of November 20, 2008, 17,130,332 Shares were issued and outstanding, 1,090,909 Shares were reserved for issuance under Omrix’s equity plans, and 38,903 Shares were reserved for issuance upon the exercise of outstanding warrants, for a total of 18,260,144 Shares.

Ethicon’s development agreement and distribution and supply agreement with Omrix2, which were entered into in September 2003 and cover the development and distribution of certain of Omrix’s products, are commercial arrangements that were entered into by the parties through arms’-length negotiations.  None of the provisions in the development agreement or the distribution and supply agreement provide J&J, Ethicon or any other subsidiary of J&J with power to control or influence the operations of Omrix beyond the contractual right to enforce the commercial terms relating to the development and distribution of specified products, and neither agreement grants or purports to grant Ethicon any rights with respect to the election of directors of Omrix or the selection or decision-making of Omrix management.  In addition, the majority of Omrix’s overall business is derived from product lines that are independent of Omrix’s commercial arrangements with Ethicon and in which J&J and its subsidiaries have no involvement; the commercial arrangements between Ethicon and Omrix represented only approximately 31% of Omrix’s revenue in fiscal year 2007.

Contractually, the terms of the agreements do not prohibit Omrix from entering into strategic transactions with other third parties, and such agreements permit Omrix to assign such agreements to a company acquiring all or substantially all of Omrix’s assets or voting stock without Ethicon’s prior consent.  Any ability Ethicon has to terminate the commercial arrangements does not give rise to any additional element of control over Omrix.  Such termination by Ethicon requires a substantial payment to Omrix and would require Ethicon to abandon the substantial investments it has made in marketing and development under the existing commercial arrangements, and to forego the profitable business opportunity.  Such termination also requires six months notice, thus providing an extended period in which Omrix would have significant ability to secure another partner (and, in fact, this notice provision was designed in large part to ensure that Omrix has such an opportunity to seek another partner in the event of termination).  Because of such substantial downsides to Ethicon, Ethicon has never considered terminating the commercial arrangements with Omrix.

J&J and Merger Sub do not believe that, as a general matter, prior preliminary contacts regarding possible acquisition transactions confer “control” within the meaning of Rule 13e-3(a)(1).  In any event, based on further review and as noted in the response to staff comment 5 below, J&J and Omrix have determined that no negotiations or material contacts regarding an acquisition of Omrix by J&J (other than the present transaction) occurred during the two years prior to the date of the Schedule TO filing.

In addition, the contemplated second-step merger in the transaction (as described in the Offer to Purchase) will be undertaken in accordance with
Rule 13e-3(g)(1)(i).

In sum, for the foregoing reasons, J&J and Merger Sub have determined that they are not “affiliates” of Omrix within the meaning of Rule 13e-3, and therefore that this transaction is not subject to Rule 13e-3.

     2 Copies of the development agreement and the distribution and supply agreement (and amendments thereto) have been publicly filed by Omrix as Exhibits 10.4, 10.5, 10.6 and 10.7 to Omrix’s registration statement on Form S-1, filed January 18, 2006.

3.
We note that Johnson & Johnson has signed the Schedule TO and is listed as a filing person.  Please revise the cover of the Schedule TO to clarify that Johnson & Johnson is a bidder and not merely the parent of Binder Merger Sub.

J&J and Merger Sub acknowledge the staff’s comment and have revised the cover of their Schedule TO filing in accordance therewith.

Offer to Purchase

Certain Information Concerning Parent and Purchaser, page 12

4.
Please explain whether Ethicon is contractually obligated to make future payments in respect of research and development expenses, milestone and transfer payments.  State what impact the tender offer is expected to have on these payments.

Under the development agreement between Ethicon and Omrix, Ethicon is contractually obligated to pay Omrix all of the development costs and one-half of the labor costs relating to the research and development of products covered by the development agreement, as well as certain milestone payments contingent on the first sales of products covered by the development agreement or the receipt of certain regulatory or marketing clearances for such products.  Under the distribution and supply agreement between Ethicon and Omrix, Ethicon is contractually obligated to pay Omrix certain additional milestone payments, as well as periodic transfer payments for the purchase of products by Ethicon from Omrix.  Under the agreements, Ethicon paid to Omrix approximately $27.1 million during fiscal year 2007 (including $4.0 million in milestone payments, $9.9 million in research and development payments and $13.2 million in transfer payments) and expects to pay approximately $32.7 million during fiscal year 2008 (including $8.8 million in research and development payments and $23.9 million in transfer payments).  Two contractual milestone payments totaling $2.75 million related to the fibrin pad program and the product revenue targets remain under one of the agreements.  Future research and development payments and transfer payments would be based on the level of research and development activity and product supply needs, respectively.  Given the contingent nature of these future payments, it is not possible to quantify them with certainty, or to determine with certainty whether and when such payments may ultimately be payable.

Upon the completion of the tender offer and the subsequent merger, both Ethicon and Omrix will be wholly owned subsidiaries of J&J, and the development agreement and the distribution and supply agreement will become intercompany arrangements within the consolidated J&J organization.  J&J will therefore have the ability to unilaterally determine, after the completion of the tender offer and the subsequent merger, whether to terminate or amend such agreements or maintain such agreements in place, based on tax and other considerations relevant to the J&J organization.  While no final determination in this regard has yet been made, it is currently contemplated that such agreements will remain in force through the respective terms of the contracts.

J&J and Merger Sub have revised the disclosure on page 13 of the Offer to Purchase to clarify the information describe above.

Background of the Offer, page 14

5.
Describe in greater detail the nature and timing of the general preliminary discussions between Seller and Parent regarding the possibility of an acquisition (see Item 1005(b) and (c) of Regulation M-A), and identify the person or persons who initiated each discussion (see also the Instruction to paragraphs (b) and (c) of Item 1005).

Based on further review, J&J and Merger Sub have determined that, during the two years prior to the date of the Schedule TO filing, Omrix and J&J did not in fact engage in any negotiations or material contacts regarding an acquisition of Omrix by J&J or any other transaction that is required to be disclosed by Item 1005(b) or (c) of Regulation M-A, other than with respect to the present transaction (all of which negotiations and material contacts in connection with the present transaction are currently disclosed in the “Background of the Offer” section of the Offer to Purchase).  Nonetheless, J&J and Merger Sub have revised the disclosure on page 14 of the Offer to Purchase to note that in 2005 there were preliminary discussions concerning a possible acquisition of Omrix by another subsidiary of J&J (Ethicon), which discussions did not result in an acquisition offer being made by J&J or any of its subsidiaries.

6.
Provide further detail concerning the price that Purchaser offered for the securities.  We note that on August 26, 2008, you proposed a price of $25.00 per share, which you subsequently raised to $29.00 per share, and then revised back to $25.00 after the market break.  Please disclose the reasons for the revised offer price.

Given the competitive bidding process, J&J raised its proposed price for Omrix to $29.00 per share on September 8, 2008 based on information that was then available to J&J, as well as more Omrix-favorable assumptions made with respect to information that had not yet been made available by Omrix, recognizing that (and communicating to Omrix through its financial advisor that) the increased offer price would be subject to the validation of J&J’s assumptions in further due diligence, including with respect to information included in a data room to which J&J had not yet been provided access.  The assumptions made by J&J included those with respect to Omrix’s capital expansion plans and the period of overcapacity likely to result from such plans, the manufacturing process and relationships between Omrix’s product lines in terms of Omrix’s total cost structure, the level of investment required to upgrade Omrix’s information, infrastructure and control systems to integrate such systems with J&J’s and the overall risks relating to the business integration and the immunotherapy product line.  After completing its further due diligence, J&J determined that those more favorable assumptions underlying its September 8, 2008 proposal could not be supported, and therefore reduced its proposed price for Omrix to $25.00 per share on October 22, 2008.  J&J and Merger Sub have revised the disclosure on pages 16 and 17 of the Offer to Purchase to further clarify the basis and limitations of its $29.00 per share proposal as described above, including by adding additional detail regarding the underlying assumptions.

Throughout the negotiation process, J&J determined its proposed offer prices for Omrix using its own internal financial modeling based on a variety of assumptions (including those described above) that were subject to verification through its diligence review.  There was no specific document or piece of information (including any confidential information made available in the data room referred to above) that was material to J&J’s determination of its proposed offer prices.  In particular, J&J never received a copy of the internal projections of Omrix that were used by Omrix’s financial advisor in connection with the fairness opinion delivered to Omrix, and the preliminary forecasts that J&J did review were not used or relied on by J&J in making its pricing determinations.  Furthermore, most of the factors that led J&J to change its proposed offer prices relate to integration-related issues and assumptions involving the combination of J&J and Omrix, and are largely irrelevant to Omrix as a stand-alone company.  As a result, J&J does not believe that any additional disclosure with respect to information received by J&J in the diligence process would be meaningful to Omrix’s shareholders.

Miscellaneous, page 36

7.
You state in the first paragraph of this section that the offer “is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.”  The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions.  While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement in your parenthetical, which states that tenders from security holders in certain jurisdictions will not be accepted, is impermissible.  See Section II.G.1 of Release No. 34 58597.  To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

J&J and Merger Sub acknowledge the staff’s comment and have revised the disclosure by deleting the parenthetical “(nor will tenders be accepted from or on behalf of)” from page 36 of the Offer to Purchase.

Please note that, in addition to changes responsive to the staff’s comments above, J&J and Merger Sub have also made additional changes to the Schedule TO filing to conform the disclosure therein to certain changes that are to be made by Omrix to its Schedule 14D-9 filing based on the Commission’s comment letter to David Fox, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP dated December 12, 2008.  For your convenience, we have enclosed a marked copy of the “Background of the Offer; Past Contacts or Negotiations with Seller” section of the Offer to Purchase showing changes from the version filed with the Schedule TO on November 25, 2008, as well as a copy of the Schedule TO as amended.

As requested by the staff in the closing comments of the Comment Letter, attached hereto as Annex A is a written acknowledgement from J&J and Merger Sub.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

                    Sincerely,

                  /s/ Eric L. Schiele, Esq.

                    Eric L. Schiele, Esq.

Ms. Julia E. Griffith
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

Copy to:

Allen Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

FAX and FEDERAL EXPRESS

Annex A

Each of the undersigned hereby acknowledges that in connection with the Schedule TO-C filed November 24, 2008, the Schedule TO-T filed November 25, 2008 and the Schedule TO-T/A filed December 1, 2008 (File No. 5-82558):

●	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

●	Comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

JOHNSON & JOHNSON
by /s/ John A. Papa
Name: John A. Papa Title: Treasurer

BINDER MERGER SUB, INC.
by /s/ Susan E. Morano
Name: Susan E. Morano Title: President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

BINDER MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-0900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Eric L. Schiele
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$447,192,900		$17,574.69

(1)  Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 17,887,716 shares of Omrix Biopharmaceuticals, Inc. common stock (representing the number of shares, including shares of common stock outstanding, in-the-money options, warrants and restricted stock units) by $25.00 per share, which is the offer price.

(2)  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by .0000393.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $17,574.69	Filing Party: Johnson & Johnson and Binder Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, as amended (the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 3.  Identity and Background of Filing Person.

The seventh paragraph under Section 8--“Certain Information Concerning Parent and the Purchaser” of the Offer to Purchase is hereby amended by deleting the last sentence thereof and replacing it with the following:

“Under the agreements, Ethicon is contractually obligated to pay to Seller certain research and development expenses incurred by Seller under such agreements, as well as certain milestone and transfer payments that are contingent upon specified events.  Pursuant to the agreements, Ethicon paid to Seller approximately $27.1 million during fiscal year 2007 (including $9.9 million in research and development payments, $4.0 in milestone payments and $13.2 million in transfer payments).  Ethicon expects to pay to Seller approximately $32.7 million during fiscal year 2008 (including $8.8 million in research and development payments and $23.9 million in transfer payments) under the agreements, of which amount approximately $27.2 million has already been paid by Ethicon to date.  Two milestone payments totaling $2.75 million related to the fibrin pad program and the product revenue targets remain under the agreements.  Future research and development payments and transfer payments would be based on the level of research and development activity and product supply needs, respectively.  Upon completion of the Offer and the Merger, both Ethicon and Seller will be wholly-owned subsidiaries of Parent, and Parent will have the ability to unilaterally determine whether to terminate or amend such agreements or maintain such agreements in place.”

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Section 10--“Background of the Offer; Past Contacts or Negotiations with Seller” of the Offer to Purchase is hereby amended by deleting it in its entirety and replacing it with the following:

“Prior to their discussions with respect to the Offer and the Merger as described below, Ethicon, Inc., a wholly owned subsidiary of Parent, and Seller held discussions in the context of their operating relationship under the agreements between Seller and Ethicon described above in Section 8--“Certain Information Concerning Parent and the Purchaser”.  In 2004, those discussions resulted in an amendment to those commercial agreements in connection with which Johnson & Johnson Development Corporation, a wholly owned subsidiary of Parent, made an investment in Seller which resulted in it being currently a 2.6% stockholder of Seller.  In 2005, after learning of Seller’s plans to move forward with an initial public offering, Ethicon expressed a possible interest in an acquisition of Seller or alternatively an increased investment in Seller as part of or concurrent with the initial public offering.  These discussions did not result in either an offer by Parent or any of its subsidiaries to acquire Seller at a specified price or any additional investment by Parent or any of its subsidiaries in Seller at that time.  Certain information below with respect to alternative bidders and Seller’s deliberative process was provided by Seller.

During a June 13, 2008 telephonic Seller Board meeting, Mr. Taub informed Seller Board that he had been approached by a group of investors (the “Investor Group”) with a verbal proposal for making an acquisition of Seller. During this meeting, representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) gave a presentation to Seller Board on its fiduciary duties in connection with a potential transaction. In addition, Seller Board appointed a special committee of independent directors (the “Special Committee”), made up of Messrs. Larry Ellberger, Chairman of the Special Committee, Steven St. Peter, M.D. and Kevin Rakin, to review and evaluate any proposal made by the Investor Group or any other parties for an acquisition, or other business combination with, Seller.

Later that day, the Special Committee met telephonically to discuss the Investor Group’s request for certain information regarding Seller in connection with a possible acquisition proposal. After extensive discussion, the committee members authorized a representative of Seller to advise the Investor Group that Seller was not prepared to share non-public information until it determined if and how it wished to proceed. During this meeting, the Special Committee members also discussed the possibility of approaching Parent about a possible business combination with Parent given, among other things, Seller’s existing commercial relationship with Parent, Parent’s knowledge of Seller and its products derived from that commercial arrangement, Parent’s previously expressed interest in a possible acquisition of Seller, and Parent’s financial ability to acquire Seller without the need for external financing.  The Special Committee also retained Skadden as the Special Committee’s legal advisor.

On June 17, 2008, the Special Committee retained UBS Securities LLC (“UBS”) as Seller’s financial advisor and reviewed, together with Seller’s management and representatives of Seller’s legal and financial advisors, Seller’s response to the Investor Group. During this meeting, the Special Committee authorized Seller’s financial advisor to inform the Investor Group that Seller was not prepared to share non-public information of Seller until such time as Seller were to commence a sale process.

On June 25, 2008, Seller received a non-binding preliminary proposal from the Investor Group, in which the Investor Group indicated its interest in pursuing an acquisition of all or a controlling interest of the Shares at a target range cash price of $21.00 to $25.00 per Share. The Investor Group also indicated that they intended to invite Mr. Taub to participate in the transaction.

On June 26, 2008, the Special Committee met telephonically, together with representatives of Seller’s legal and financial advisors, to discuss the proposal, during which representatives of Skadden provided an overview of Seller Board’s fiduciary duties in connection with the proposal. After discussion, the Special Committee determined that a review of the prospects of Seller on a stand-alone basis was important to enable the Special Committee to formulate a view regarding the Investor Group’s proposal. The Special Committee then authorized Seller’s financial advisor to inform the Investor Group that its proposal was under consideration.

On July 9, 2008, the Special Committee met, together with Seller’s management and representatives of Seller’s legal and financial advisors, to discuss the prospects of Seller on a standalone basis.

On July 14, 2008, the Special Committee also authorized Seller’s financial advisor to contact Parent to determine its potential interest in pursuing an acquisition of Seller.  The Special Committee also instructed Seller’s financial advisor to inform the Investor Group that, in order for its proposal to be considered, its proposed purchase price would need to be above or at the high end of the Investor Group’s proposed range of $21.00 to $25.00 per Share.

On July 23, 2008, Seller Board met, together with representatives of Seller’s legal and financial advisors, and received an update from the Special Committee regarding its activities to date.  Representatives of Seller’s financial advisor provided Seller Board with an update on discussions with the Investor Group.  In addition, the Board was informed that, in accordance with the Special Committee’s directives, Parent also had been contacted to determine its current level of interest in a potential transaction and that Parent had expressed interest, had provided a preliminary due diligence list and was reviewing Seller’s proposed nondisclosure agreement.

On July 30, 2008, at the invitation of the Special Committee, Mr. Taub participated in a telephonic meeting of the Special Committee, together with representatives of Seller’s legal and financial advisors, during which he advised the Special Committee of his decision not to become a party to the bid of the Investor Group for Seller. Mr. Taub indicated that, despite this decision, the Investor Group had decided to proceed with its bid without him. The Special Committee was then updated on the status of negotiations of Parent’s nondisclosure agreement. At this meeting, the Special Committee authorized Seller’s financial advisor to begin contacting potential bidders regarding a possible sale of Seller in its entirety.

During the first half of August 2008, ten potential bidders, in addition to Parent and the Investor Group, were contacted regarding a possible acquisition of Seller.  A list of potential bidders to be contacted was developed by Seller’s management in consultation with Seller’s financial advisor and was reviewed and approved by the Special Committee.  These potential bidders were all large strategic companies with substantial financial resources and which already had exposure, or had publicly expressed interest in obtaining or increasing their exposure, to products and markets similar to Seller’s products and markets.  Potential financial bidders were not contacted given the view of the Special Committee, in consultation with Seller’s management and financial advisor, as to the likely difficulty of financial bidders to obtain the requisite financing in the current economic environment.

2

During these weeks, in accordance with Seller’s directives, Seller’s financial advisor contacted the ten potential bidders, distributed to them some information about Seller that had been prepared by Seller and, to the extent any potential bidders responded to such efforts, followed up by offering them an opportunity to execute a non-disclosure agreement with Seller in order to obtain access to more detailed information concerning Seller.  Other than as noted below, none of the potential bidders executed non-disclosure agreements.

On August 1, 2008, Seller and Parent executed the Non-Disclosure Agreement, and Parent commenced its due diligence review of Seller.

On August 13, 2008, representatives of Parent and of Seller met to discuss the terms of a potential acquisition by Parent of Seller. Representatives of Seller conducted a management presentation.

On August 15, 2008, during a telephonic meeting of the Special Committee, representatives of Seller’s financial advisor provided the committee members with an update on the status of discussions with potential bidders regarding a possible transaction with Seller. The Special Committee was informed that of the ten companies that had been approached, five had declined to express interest and five had yet to respond, and that potential bidders had been informed that indications of interest were due on August 26, 2008. Following this meeting, Seller’s financial advisor continued to work with the other parties that had not yet responded to assess if any would be interested in participating in a potential transaction with Seller.

On August 22, 2008, one of the other potential bidders (the “Other Potential Bidder”) that had been contacted signed a non-disclosure agreement with Seller, received some selected due diligence information concerning Seller and was requested to submit an indicative proposal by no later than September 12, 2008. Over the next weeks, the Other Potential Bidder received additional due diligence information and access to Seller’s management team. During the period, Seller held telephonic due diligence meetings with the Other Potential Bidder.

On August 26, 2008, Parent submitted a non-binding, preliminary proposal letter offering to purchase Seller for $25.00 per Share. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire Seller. After such submission, Parent continued its due diligence of Seller.

Also on August 26, 2008, at a telephonic meeting of Seller Board with representatives of Seller’s financial advisor, the Board was provided with an update regarding the Special Committee’s activities.

On August 27, 2008, at a telephonic meeting of the Special Committee with Mr. Taub and representatives of Seller’s legal and financial advisors, the Special Committee was briefed on the non-binding, preliminary proposal letter received from Parent on August 26, 2008 and on other discussions with Parent and the Investor Group. After extensive deliberation, the Special Committee instructed Seller’s financial advisor to convey to Parent that the proposal it submitted was below what would be acceptable to the Board.

Between August 26, 2008 and September 8, 2008, representatives of Parent and of Seller participated in several discussions concerning Parent’s non-binding preliminary proposal of August 26, 2008.

On September 8, 2008, Parent submitted a revised non-binding preliminary proposal to purchase Seller for $29.00 in cash per Share and outlining certain significant terms and conditions under which Parent would be prepared to acquire Seller. Given the competitive bidding process, Parent increased its proposed purchase price based on information that was then available to it, as well as more Seller-favorable assumptions made with respect to information that had not yet been made available by Seller, recognizing that (and communicating to Seller through UBS that) the revised proposed purchase price would be subject to the validation of such assumptions in further due diligence.  Upon completion of further due diligence Parent determined that those more favorable assumptions underlying its revised proposed purchase price could not be supported (as described below).

During a September 9, 2008 telephonic meeting of the Special Committee also attended by a representative of Skadden, Mr. Taub and Seller’s financial advisor discussed with the Special Committee Parent’s revised non-binding preliminary proposal and provided an update on discussions held with the Other Potential Bidder. After extensive deliberation, the Special Committee decided to allow Parent to continue in a sale process.

On September 12, 2008, the Other Potential Bidder informed Seller’s financial advisor, via telephone, that it would not be submitting an indicative offer for Seller and was withdrawing from the process. The Other Potential Bidder subsequently returned due diligence information provided to it. No other bids were received from the other potential bidders contacted regarding a potential transaction with Seller or from the Investor Group.

3

By a letter dated September 17, 2008, Parent was invited to participate in a second round of the sale process, and was asked to submit a final binding written offer by October 15, 2008.

On September 18, 2008, Seller Board met and received an update from the Special Committee on its activities.

On September 23, 2008, representatives of Parent attended a management presentation conducted by Seller.

During a telephonic meeting on September 29, 2008, the Special Committee received an update on the process and the due diligence that was being conducted by Parent. In addition, representatives from Skadden provided the Special Committee with an overview of a draft merger agreement that it prepared on behalf of Seller and the timing of the proposed process. After this discussion, the Special Committee decided that this draft merger agreement should be provided to Parent. Later that day, the draft merger agreement was forwarded to Parent, and Parent was provided access to a virtual data-room. Thereafter, Parent continued its due diligence review of Seller.

On October 9, 2008, Seller extended the due date for submission of Parent’s final binding written offer to October 22, 2008.

On October 22, 2008, Parent sent a non-binding proposal proposing to acquire Seller at $25.00 in cash per Share and outlining the significant terms and conditions under which Parent would be prepared to acquire Seller. Parent decreased its bid based on a determination, after further due diligence, that the assumptions used by Parent in its September 8 bid could not be supported, including its assumptions with respect to Seller’s capital expansion plans and the period of overcapacity likely to result from such plans, the manufacturing process and relationships between Seller’s product lines in terms of Seller’s total cost structure, the level of investment required to upgrade Seller’s information, infrastructure and control systems to integrate such systems with Parent’s and the overall risks relating to business integration and the immunotherapy product line.  Parent also submitted a markup prepared by Parent’s counsel, Cravath, Swaine & Moore LLP, reflecting their proposed revisions to the draft merger agreement that had been provided by Seller.

On October 26, 2008, the Special Committee met with Seller Board and representatives of Seller’s legal and financial advisors to discuss the status of the discussions, including Parent’s proposed purchase price. During this meeting, representatives of Seller’s financial advisor informed Seller Board that Parent expressed an unwillingness to increase its offer beyond $25.00 in cash per Share. Mr. Taub then presented Seller Board with an update on Seller’s business potential, and recommended that Seller Board reject Parent’s offer. During an executive session, the Special Committee voted, two in favor, and one opposed, to reject Parent’s offer. Seller Board meeting was then reconvened, and the Special Committee then conveyed its recommendation to Seller Board, which recommendation was adopted by Seller Board. Seller Board then instructed Seller’s financial advisor to convey the Board’s decision to Parent, which decision was subsequently conveyed.

On November 10, 2008, in accordance with Seller’s directives, representatives of Seller’s financial advisor called representatives of Parent to discuss Parent’s offer price. Parent was informed that they would be contacted the following day for further discussions.

On November 11, 2008, Mr. Taub spoke with Alex Gorsky, Company Group Chairman and Worldwide Franchise Chairman of Ethicon, Inc., to discuss the offer price. No agreement was reached on such date. Mr. Gorsky reiterated that Parent was not willing to increase its offer beyond $25.00 in cash per Share. Mr. Gorsky agreed to meet in person with representatives of Seller the following week to continue their discussions.

Discussions regarding the offer price also took place on November 11, 2008 between representatives of Parent and Seller’s financial advisor. A representative of Parent advised that, should the parties proceed with a transaction, Parent would like to announce and close the transaction before year-end.

4

On November 13, 2008, the Special Committee met telephonically, together with Seller’s management and representatives of Seller’s legal and financial advisors. The Special Committee received an update on discussions with Parent.  Seller’s financial advisor also provided an update on recent financial market conditions and market volatility and the potential negative impact on Seller’s ability to finance its capital expansion plans if it needed to do so from external sources.  Mr. Taub then presented an update on Seller’s business potential and potential risks facing Seller, including expected delays in obtaining certain regulatory approvals and product introductions and other potential weaknesses in the business and current market conditions.  Mr. Taub explained that these considerations influenced his decision to change his recommendation to a recommendation in favor of Parent’s offer.  After extensive discussion, the Special Committee voted unanimously to accept Parent’s offer subject to negotiating an acceptable merger agreement, and authorized Seller’s financial advisor to communicate to Parent the committee’s acceptance of Parent’s offer.  The Special Committee then requested that Mr. Taub and Mr. Ellberger notify the other members of the Seller Board of the Special Committee’s decision.

On November 17, 2008, Mr. Taub met with Mr. Gorsky to discuss the terms of the potential acquisition, including Parent’s offer price. Mr. Gorsky stated that Parent’s offer would remain $25.00 in cash per Share.

Also on November 17, 2008, Skadden circulated a revised draft of the merger agreement to Parent and its counsel.

From November 17, 2008 to November 23, 2008, representatives of Seller and Parent had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Parent continued to conduct its due diligence. Also, during this period, Mr. Taub, Seller and Parent finalized the Tender and Support Agreement, and Messrs. Taub and Mashaich had frequent discussions with Parent regarding certain amendments Parent required relating to their employment arrangements, which were pre-conditions to Parent’s signing of the Merger Agreement.

On November 20, 2008, Seller Board met and received a presentation from representatives of Skadden on the terms of the Merger Agreement, and the material issues that were under discussion among the parties. Also at this meeting, UBS discussed with Seller Board financial aspects of the proposed transaction with Parent.

On November 23, 2008, Seller Board approved the Merger Agreement, the Offer and the Tender and Support Agreement. Also at this meeting, UBS updated for Seller Board UBS’ financial analysis of the $25.00 per Share consideration provided at the November 20 meeting and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. During this meeting, the Board also approved the modifications requested by Parent to Mr. Taub’s and Mr. Mashiach’s employment arrangements described elsewhere in this Statement. Following such meeting, Parent, Sub and Seller executed and delivered the Merger Agreement and related documents.

On November 24, 2008, Parent and Seller issued a joint press release announcing the execution of the Merger Agreement.

On November 25, 2008, Purchaser commenced the Offer. During the pendency of the Offer, Seller and its directors and officers and Parent, Purchaser and their representatives intend to have ongoing contacts.”

Item 11.  Additional Information.

The first paragraph under Section 18--“Miscellaneous” of the Offer to Purchase is hereby amended by deleting the parenthetical “(nor will tenders be accepted from or on behalf of)” from the first sentence thereof.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BINDER MERGER SUB, INC.

By	/s/ Susan E. Morano
Name: Susan E. Morano
Title: President
Date: December 16, 2008

JOHNSON & JOHNSON

By	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: December 16, 2008

6

10.	Background of the Offer; Past Contacts or Negotiations with Seller.

Prior to their discussions with respect to the Offer and the Merger as described below, Ethicon, Inc., a wholly owned subsidiary of Parent, and Seller~~,~~ held discussions in the context of their operating relationship~~, have from time to time had general preliminary discussions regarding the possibility of~~ under the agreements between Seller and Ethicon described above in Section 8 -- “Certain Information Concerning Parent and the Purchaser”.  In 2004, those discussions resulted in an amendment to those commercial agreements in connection with which Johnson & Johnson Development Corporation, a wholly owned subsidiary of Parent, made an investment in Seller which resulted in it being currently a 2.6% stockholder of Seller.  In 2005, after learning of Seller’s plans to move forward with an initial public offering, Ethicon expressed a possible interest in an acquisition of Seller ~~by Parent.~~ or alternatively an increased investment in Seller as part of or concurrent with the initial public offering.  These discussions did not result in either an offer by Parent or any of its subsidiaries to acquire Seller at a specified price or any additional investment by Parent or any of its subsidiaries in Seller at that time.  Certain information below with respect to alternative bidders and Seller’s deliberative process was provided by Seller.

During a June 13, 2008 telephonic Seller Board meeting, Mr. Taub informed Seller Board that he had been approached by a group of investors (the “Investor Group”) with a verbal proposal for making an acquisition of Seller. During this meeting, representatives from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) gave a presentation to Seller Board on its fiduciary duties in connection with a potential transaction. In addition, Seller Board appointed a special committee of independent directors (the “Special Committee”), made up of Messrs. Larry Ellberger, Chairman of the Special Committee, Steven St. Peter, M.D. and Kevin Rakin, to review and evaluate any proposal made by the Investor Group or any other parties for an acquisition, or other business combination with, Seller.

Later that day, the Special Committee met telephonically to discuss the Investor Group’s request for certain information regarding Seller in connection with a possible acquisition proposal. After extensive discussion, the committee members authorized a representative of Seller to advise the Investor Group that Seller was not prepared to share non-public information until it determined if and how it wished to proceed. During this meeting, the Special Committee members also discussed the possibility of approaching Parent about a possible ~~transaction~~ business combination with Parent~~.~~ given, among other things, Seller’s existing commercial relationship with Parent, Parent’s knowledge of Seller and its products derived from that commercial arrangement, Parent’s previously expressed interest in a possible acquisition of Seller, and Parent’s financial ability to acquire Seller without the need for external financing. The Special Committee also retained Skadden as the Special Committee’s legal advisor.

On June 17, 2008, the Special Committee retained UBS Securities LLC (“UBS”) as Seller’s financial advisor and reviewed, together with Seller’s management and representatives of Seller’s legal and financial advisors, Seller’s response to the Investor Group. During this meeting, the Special Committee authorized Seller’s financial advisor to inform the Investor Group that Seller was not prepared to share non-public information of Seller until such time as Seller were to commence a sale process.

On June 25, 2008, Seller received a non-binding preliminary proposal from the Investor Group, in which the Investor Group indicated its interest in pursuing an acquisition of all or a controlling interest of the Shares at a target range cash price of $21.00 to $25.00 per Share. The Investor Group also indicated that they intended to invite Mr. Taub to participate in the transaction.

On June 26, 2008, the Special Committee met telephonically, together with representatives of Seller’s legal and financial advisors, to discuss the proposal, during which representatives of Skadden provided an overview of Seller Board’s fiduciary duties in connection with the proposal. After discussion, the Special Committee determined that a review of the prospects of Seller on a stand-alone basis was important to enable the Special Committee to formulate a view regarding the Investor Group’s proposal. The Special Committee then authorized Seller’s financial advisor to inform the Investor Group that its proposal was under consideration.

On July 9, 2008, the Special Committee met, together with Seller’s management and representatives of Seller’s legal and financial advisors, to discuss the prospects of Seller on a standalone basis. ~~The~~

On July 14, 2008, the Special Committee also authorized Seller’s financial advisor to contact Parent to determine its potential interest in pursuing an acquisition of Seller.    The Special Committee also instructed Seller’s financial advisor to inform the Investor Group that, in order for its proposal to be considered, its proposed purchase price would need to be above or at the high end of the Investor Group’s proposed range of $21.00 to $25.00 per Share.

On July 23, 2008, Seller Board met, together with representatives of Seller’s legal and financial advisors, and received an update from the Special Committee regarding its activities to date. Representatives of Seller’s financial advisor provided Seller Board with an update on discussions with the Investor Group. In addition, the Board was informed that, in accordance with the Special Committee’s directives, Parent also had been contacted to determine its current level of interest in a potential transaction and that Parent had expressed interest, had provided a preliminary due diligence list and was reviewing Seller’s proposed nondisclosure agreement.

On July 30, 2008, at the invitation of the Special Committee, Mr. Taub participated in a telephonic meeting of the Special Committee, together with representatives of Seller’s legal and financial advisors, during which he advised the Special Committee of his decision not to become a party to the bid of the Investor Group for Seller. Mr. Taub indicated that, despite this decision, the Investor Group had decided to proceed with its bid without him. The Special Committee was then updated on the status of negotiations of Parent’s nondisclosure agreement. At this meeting, the Special Committee authorized Seller’s financial ~~advisors~~advisor to begin contacting ~~a broad group of~~ potential bidders regarding a possible ~~transaction with~~sale of Seller in its entirety.

During the first half of August 2008, ~~an agreed upon set of~~ ten potential bidders, in addition to Parent and the Investor Group, were contacted regarding a ~~potential transaction with Seller.~~ possible acquisition of Seller.  A list of potential bidders to be contacted was developed by Seller’s management in consultation with Seller’s financial advisor and was reviewed and approved by the Special Committee.  These potential bidders were all large strategic companies with substantial financial resources and which already had exposure, or had publicly expressed interest in obtaining or increasing their exposure, to products and markets similar to Seller’s products and markets.  Potential financial bidders were not contacted given the view of the Special Committee, in consultation with Seller’s management and financial advisor, as to the likely difficulty of financial bidders to obtain the requisite financing in the current economic environment.

During these weeks, in accordance with Seller’s directives, Seller’s financial advisor contacted the ten potential bidders, distributed to them some information about Seller that had been prepared by Seller and, to the extent any potential bidders responded to such efforts, followed up by offering them an opportunity to execute a non-disclosure agreement with Seller in order to obtain access to more detailed information concerning Seller.  Other than as noted below, none of the potential bidders executed non-disclosure agreements.

On August 1, 2008, Seller and Parent executed the Non-Disclosure Agreement, and Parent commenced its due diligence review of Seller.

On August 13, 2008, representatives of Parent and of Seller met to discuss the terms of a potential acquisition by Parent of Seller. Representatives of Seller conducted a management presentation.

On August 15, 2008, during a telephonic meeting of the Special Committee, representatives of Seller’s financial advisor provided the committee members with an update on the status of discussions with potential bidders regarding a possible transaction with Seller. The Special Committee was informed that of the ten companies that had been approached, five had declined to express interest and five had yet to respond~~. Other than as noted below, none of these parties signed non disclosure agreements. The Special Committee was further~~, and that potential bidders had been informed that indications of interest were due on August 26, 2008. Following this meeting, Seller’s financial advisor continued to work with the other parties ~~contacted and~~that had not yet responded to assess if any would be interested in participating in a potential transaction with Seller.

On August 22, 2008, one of the other potential ~~bidder,~~bidders (the “Other Potential Bidder”) that ~~Seller’s financial advisor~~ had been contacted signed a non-disclosure agreement~~.~~ with Seller~~’s financial adviser sent the Other Potential Bidder~~, received some selected due diligence information concerning Seller and ~~informed it that it~~ was ~~expected~~requested to submit an indicative proposal by no later than September 12, 2008. Over the next weeks, ~~Seller’s financial advisor worked with~~ the Other Potential Bidder ~~in providing them~~received additional due diligence information and access to Seller’s management team. During ~~this~~the period, Seller held telephonic due diligence meetings with the Other Potential Bidder.

On August 26, 2008, Parent submitted a non-binding, preliminary proposal letter offering to purchase Seller for $25.00 per Share. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire Seller. After such submission, Parent continued its due diligence of Seller.

Also on August 26, 2008, at a telephonic meeting of Seller Board with representatives of Seller’s financial advisor, the Board was provided with an update regarding the Special Committee’s activities.

On August 27, 2008, at a telephonic meeting of the Special Committee with Mr. Taub and representatives of Seller’s legal and financial advisors, the Special Committee was briefed on the non-binding, preliminary proposal letter received from Parent on August 26, 2008 and on other discussions with Parent and the Investor Group. After extensive deliberation, the Special Committee instructed Seller’s financial advisor to convey to Parent that the proposal it submitted was below what would be acceptable to the Board.

Between August 26, 2008 and September 8, 2008, representatives of Parent and of Seller participated in several discussions concerning Parent’s non-binding preliminary proposal of August 26, 2008.

On September 8, 2008, Parent submitted a revised non-binding preliminary proposal to purchase Seller for $29.00 in cash per Share and outlining certain significant terms and conditions under which Parent would be prepared to acquire Seller. Given the competitive bidding process, Parent increased its proposed purchase price based on information that was then available to it, as well as more Seller-favorable assumptions made with respect to information that had not yet been made available by Seller, recognizing that (and communicating to Seller through UBS that) the revised proposed purchase price would be subject to the validation of such assumptions in further due diligence.  Upon completion of further due diligence Parent determined that those more favorable assumptions underlying its revised proposed purchase price could not be supported (as described below).

During a September 9, 2008 telephonic meeting of the Special Committee also attended by a representative of Skadden, Mr. Taub and Seller’s financial advisor discussed with the Special Committee Parent’s revised non-binding preliminary proposal and provided an update on discussions held with ~~another party~~the Other Potential Bidder. After extensive deliberation, the Special Committee decided to allow Parent to continue in a sale process.

On September 12, 2008, the Other Potential Bidder informed Seller’s financial advisor, via telephone, that it would not be submitting an indicative offer for Seller and was withdrawing from the process. The Other Potential Bidder subsequently returned due diligence information provided to ~~them~~it. No other bids were received from the other potential bidders contacted ~~by Seller’s financial advisor~~ regarding a potential transaction with Seller or from the Investor Group.

By a letter dated September 17, 2008, Parent was invited to participate in a second round of the sale process, and was asked to submit a final binding written offer by October 15, 2008.

On September 18, 2008, Seller Board met and received an update from the Special Committee on its activities.

On September 23, 2008, representatives of Parent attended a management presentation conducted by Seller.

During a telephonic meeting on September 29, 2008, the Special Committee received an update on the process and the due diligence that was being conducted by Parent. In addition, representatives from Skadden provided the Special Committee with an overview of a draft merger agreement that it prepared on behalf of Seller and the timing of the proposed process. After this discussion, the Special Committee decided that this draft merger agreement should be provided to Parent. Later that day, the draft merger agreement was forwarded to Parent, and Parent was provided access to a virtual data-room. Thereafter, Parent continued its due diligence review of Seller.

On October 9, 2008, Seller extended the due date for submission of ~~the~~Parent’s final binding written offer to October 22, 2008.

On October 22, 2008, Parent sent a non-binding proposal proposing ~~a sale~~to acquire Seller at $25.00 in cash per Share and outlining the significant terms and conditions under which Parent would be prepared to acquire Seller. Parent decreased its bid based on a determination, after further due diligence, that the assumptions used by Parent in its September ~~9~~8 bid could not be supported, including its assumptions with respect to Seller’s capital expansion plans and the period of overcapacity likely to result from ~~Seller’s capital expansion plans and assumptions with respect to the operating risks of the IVIG business.~~such plans, the manufacturing process and relationships between Seller’s product lines in terms of Seller’s total cost structure, the level of investment required to upgrade Seller’s information, infrastructure and control systems to integrate such systems with Parent’s and the overall risks relating to business integration and the immunotherapy product line. Parent also submitted a markup prepared by Parent’s counsel, Cravath, Swaine & Moore LLP, reflecting their proposed revisions to the draft merger agreement that had been provided by Seller.

On October 26, 2008, the Special Committee met with Seller Board and representatives of Seller’s legal and financial advisors to discuss the status of the discussions, including Parent’s proposed purchase price. During this meeting, representatives of Seller’s financial advisor informed Seller Board that Parent expressed an unwillingness to increase its offer beyond $25.00 in cash per Share. Mr. Taub then presented Seller Board with an update on Seller’s business potential, and recommended that Seller Board reject Parent’s offer. During an executive session, the Special Committee voted, two in favor, and one opposed, to reject Parent’s offer. Seller Board meeting was then reconvened, and the Special Committee then conveyed its recommendation to Seller Board, which recommendation was adopted by Seller Board. Seller Board then instructed Seller’s financial advisor to convey the Board’s decision to Parent, which decision was subsequently conveyed.

On November 10, 2008, in accordance with Seller’s directives, representatives of Seller’s financial advisor called representatives of Parent to discuss Parent’s offer price. Parent was informed that they would be contacted the following day for further discussions.

On November 11, 2008, Mr. Taub spoke with Alex Gorsky, Company Group Chairman and Worldwide Franchise Chairman of Ethicon, Inc., to discuss the offer price. No agreement was reached on such date. Mr. Gorsky reiterated that Parent was not willing to increase its offer beyond $25.00 in cash per Share. Mr. Gorsky agreed to meet in person with representatives of Seller the following week to continue their discussions.

Discussions regarding the offer price also took place on November 11, 2008 between representatives of Parent and Seller’s financial advisor. A representative of Parent advised that, should the parties proceed with a transaction, Parent would like to announce and close the transaction before year-end.

On November 13, 2008, the Special Committee met telephonically, together with Seller’s management and representatives of Seller’s legal and financial advisors. The Special Committee received an update on discussions with Parent.  Seller’s financial advisor also provided an update on recent financial market conditions and market volatility~~.~~ and the potential negative impact on Seller’s ability to finance its capital expansion plans if it needed to do so from external sources. Mr. Taub then presented an update on Seller’s business potential and potential risks facing Seller, including expected delays in obtaining certain regulatory approvals and product introductions and other potential weaknesses in the business and current market conditions.  Mr. Taub explained that these considerations influenced his decision to change his recommendation to a recommendation in favor of Parent’s offer.  After extensive discussion, the Special Committee voted unanimously to accept Parent’s offer subject to negotiating an acceptable merger agreement, and authorized Seller’s financial advisor to communicate to Parent the committee’s acceptance ~~to~~of Parent’s offer.  The Special Committee then requested that Mr. Taub and Mr. Ellberger notify the other members of the Seller Board of the Special Committee’s decision.

On November ~~16,~~17, 2008, Mr. Taub ~~spoke~~met with Mr. Gorsky to discuss the terms of the potential acquisition, including ~~the~~Parent’s offer price. Mr. Gorsky stated that Parent’s offer would remain $25.00 in cash per Share.

~~On~~Also on November 17, 2008, Skadden circulated a revised draft of the merger agreement to Parent and its counsel.

From November 17, 2008 to November 23, 2008, representatives of Seller and Parent had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Parent continued to conduct its due diligence. Also, during this period, Mr. Taub, Seller and Parent finalized the Tender and Support Agreement, and Messrs. Taub and Mashaich had frequent discussions with Parent regarding certain amendments Parent required relating to their employment arrangements, which were pre-conditions to Parent’s signing of the Merger Agreement.

On November 20, 2008, Seller Board met and received a presentation from representatives of Skadden on the terms of the Merger Agreement, and the material issues that were under discussion among the parties. Also at this meeting, UBS discussed with Seller Board financial aspects of the proposed transaction with Parent.

On November 23, 2008, Seller Board approved the Merger Agreement, the Offer and the Tender and Support Agreement. Also at this meeting, UBS updated for Seller Board UBS’ financial analysis of the $25.00 per Share consideration provided at the November 20 meeting and delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 23, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $25.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. During this meeting, the Board also approved the modifications requested by Parent to Mr. Taub’s and Mr. Mashiach’s employment arrangements described elsewhere in this Statement. Following such meeting, Parent, Sub and Seller executed and delivered the Merger Agreement and related documents.

On November 24, 2008, Parent and Seller issued a joint press release announcing the execution of the Merger Agreement.

On November 25, 2008, Purchaser commenced the Offer. During the pendency of the Offer, Seller and its directors and officers and Parent, Purchaser and their representatives intend to have ongoing contacts.